Exhibit 21

LIVE CURRENT MEDIA INC.
LIST OF SUBSIDIARIES

Name	Jurisdiction	Percent Owned by Live Current Media Inc.
Communicate.com Delaware Inc.	Delaware	100%
Domain Holdings Inc.	Alberta, Canada	98.2%
Acadia Management Corp.	British Columbia, Canada	98.2% (wholly-owned subsidiary of DHI) *
0778229 BC Ltd.	British Columbia, Canada	98.2% (wholly-owned subsidiary of DHI)
612793 BC Ltd. LCM Cricket Ventures Pte. Ltd. Global Cricket Venture Pte. Ltd.	British Columbia, Canada Singapore Singapore	98.2% (wholly-owned subsidiary of DHI) 100% 50.05% (shares are owned by LCM Cricket Ventures Pte. Ltd., a wholly-owned subsidiary of Live Current Media)

* Acadia Management Corp. was dissolved subsequent to the fiscal year end and struck from the registrar of British Columbia on January 21, 2009.